FORM 6-K

                        SECURITIES AND EXCHANGE COMMISSION

                            Washington,  D.C.  20549

                            Report of a Foreign Issuer
                        Pursuant to Rule 13a-16 or 15d-16 of
                         the Securities Exchange Act of 1934

         For the month(s) of: January 1, 1998 to December 31, 1998

                           NEWCOURT CREDIT GROUP INC.

                            BCE Place, 181 Bay Street
                            Suite 3500, P.O. Box 827
                                Toronto, Ontario
                                 Canada, M5J 2T3


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

		Form 20-F	/ /			Form 40-F	   /X/

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

		Yes	/ /				No		    /X/

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)]

		82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 26, 1999

NEWCOURT CREDIT GROUP INC.


By: John P. Stevenson
Corporate Secretary

CONSOLIDATED FINANCIAL STATEMENTS


NEWCOURT CREDIT GROUP INC.


For the years ended December 31, 1998 and December 31, 1997

AUDITORS' REPORT

To the Shareholders of
Newcourt Credit Group Inc.

We have audited the consolidated balance sheets of Newcourt Credit Group Inc. as at December 31, 1998 and 1997 and the consolidated statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with
 generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1998 and 1997 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in Canada.



Toronto, Canada              Ernst & Young LLP
February 22, 1999            Chartered Accountants

Newcourt Credit Group Inc.

                      CONSOLIDATED BALANCE SHEETS
                   [in thousands of Canadian dollars]

                                            As at December 31
                                           1998           1997
                                            $               $
ASSETS
Cash                                     1,550,221           7,413
Cash held in escrow [Note 11]                    0       1,771,000
Finance assets held for investment
  [Notes 3 and 5]                       13,365,986       2,185,568
Equipment under operating lease [Note 4] 3,373,451         275,833
Finance assets held for sale [Note 6]    2,394,488       1,091,398
Investment in affiliated companies         302,437         173,918
Accounts receivable, prepaids and other    482,613         181,736
Property and equipment, net [Note 7]       145,699          87,396
Goodwill [Note 8]                        1,896,657         408,754
Future income tax asset [Note 13]          227,292               0
Total Assets                            23,738,844       6,183,016

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Accounts payable and accrued liabilities 1,039,032        303,968
Debt [Note 10]                          18,015,185      2,789,816
Future income tax liability [Note 13]            0         27,739
Total Liabilities                       19,054,217      3,121,523
Shareholders' Equity
Share capital [Note 11]                  4,334,723      2,935,402
Retained earnings                          349,904        126,091
Total Shareholders' Equity               4,684,627      3,061,493
Total Liabilities and Shareholders'
  Equity                                23,738,844      6,183,016

See accompanying Notes
On behalf of the Board:

(Signed) "David F. Banks"           (Signed) "Steven K. Hudson"
David F. Banks                                Steven K. Hudson
Chairman                                      Chief Executive Officer


Newcourt Credit Group Inc.

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS


[in thousands of Canadian dollars, except for per share amounts]

                                                     Years ended December 31
                                                      1998              1997
                                                        $                 $
Asset finance income
      Net finance and rental income                    815,787            84,349
      Gain on sale of finance assets [Note 6]          452,119           188,837
      Management and other fees                        230,685            45,249
Total asset finance income                           1,498,591           318,435
Operating and administrative                           465,747            84,774
Salaries and wages                                     443,447            94,160
Goodwill amortization, depreciation and
  other expense [Note 8]                               117,304            20,427
Operating income before restructuring charges
  and taxes                                            472,093           119,074
Restructuring charges [Note 9]                               0           103,000
Operating income before income taxes                   472,093            16,074
Provision for (recovery of) income taxes [Note 13]     177,726           (20,347)
Net income for the year                                294,367            36,421
Retained earnings, beginning of year                   126,091           100,774
Dividends paid on common shares                        (26,001)          (10,004)
Premium on redemption of preferred securities and other(44,553)           (1,100)
Retained earnings, end of year                         349,904           126,091

Earnings per common share:
Basic                                                    $2.06             $0.52
Fully diluted                                            $2.06             $0.52

See accompanying Notes

                                     Newcourt Credit Group Inc.
                                 CONSOLIDATED STATEMENTS OF CASH FLOWS
                                     [in thousands of Canadian dollars]

                                                           Years ended December 31
                                                             1998             1997
                                                              $                 $
OPERATING ACTIVITIES
Net income for the year                                     294,367            36,421
Add (deduct) items not requiring an outlay (inflow) of cash
      Future income taxes                                   101,551           (23,516)
      Goodwill amortization, depreciation and other expense 117,304            20,427
      Restructuring charges                                       0            74,225
Cash flow from operations                                   513,222           107,557
Net change in non-cash assets and liabilities [Note 20]    (171,643)         (130,332)
Cash provided by (used in) operating activities             341,579           (22,775)
INVESTING ACTIVITIES
Finance assets, underwritten and purchased              (19,888,800)       (6,033,608)
Finance assets, sold                                     11,605,676         4,336,050
Finance assets, repayments and others                     4,835,614         1,079,027
Finance assets and assets held for sale                  (3,447,510)         (618,531)
Business acquisitions                                    (1,645,029)         (621,902)
Investment in affiliated companies                         (128,519)            8,821
Purchase of property and equipment                          (46,633)          (35,992)
Cash used in investing activities                        (5,267,691)        (1,267,604)
FINANCING ACTIVITIES
Issuance of debt                                        120,440,387          5,673,486
Repayment of debt                                      (115,920,409)        (4,887,721)
Redemption of preferred securities                         (330,903)                 0
Issue of common shares, net                               2,272,134            452,535
Future tax on share issue costs                              33,712             18,312
Dividends paid on common shares                             (26,001)           (10,004)
Cash provided by financing activities                     6,468,920          1,246,608
Increase (decrease) in cash during the year               1,542,808            (43,771)
Cash, beginning of year                                       7,413             51,184
Cash, end of year                                         1,550,221              7,413
See accompanying Notes

1. NATURE OF THE COMPANY'S OPERATIONS

Newcourt Credit Group Inc. (the "Company") is an independent, non-bank financial services enterprise with operations primarily in the United States, Canada and Europe. The Company also has supporting operations in Latin America and Asia. The Company originates, invests in and sells asset-based financings including secured loans, leases and conditional sales contracts. For asset-based financings sold to institutional investors the Company generally continues to manage these financings on behalf of the investors for a fee.
The Company's origination activities focus on the commercial and corporate finance segments of the asset-based financing market.

The Company originates leases and loans in the commercial finance market predominantly through vendor finance programs. These agreements are established with select equipment manufacturers, dealers and distributors to provide equipment sales and inventory financing. The Company also serves the corporate finance market through financing services it delivers to major corporations, public sector institutions and governments.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, consistently applied
("Canadian GAAP"). Except as indicated in Note 21, these consolidated financial statements conform, in all material respects, with accounting principles generally accepted in the United States ("U.S.
GAAP"). The more significant accounting policies are summarized below:

Principles of consolidation

The consolidated financial statements of the Company include the accounts of all its wholly-owned subsidiaries. All material intercompany transactions and balances have been eliminated.

The Company accounts for its investment in foreign and domestic affiliates in which it has significant influence using the equity method.

Finance assets held for investment

Net investment in finance assets is comprised of loans, capital lease receivables, retained interest in receivables securitized net of an allowance for credit losses. Income is recognized on finance assets held for investment on an actuarial basis which produces a constant rate of return on the investment in finance assets.

Recognition of finance income is generally suspended when, in management's view, a loss is likely to occur but in no event later than 90 days after an account has gone into arrears. Accrual is resumed when the receivable becomes contractually current and management believes there is no longer any significant probability of loss.

Allowance for credit losses

Repossessed assets are specifically reserved for at their estimated net realizable value based on estimated collateral values and recoveries under third party guarantees and vendor support agreements.

Management also routinely assesses the portfolio on an item-by-item basis and establishes specific allowances for those accounts considered doubtful.
General allowances are established for probable losses on loans which cannot be determined on an item-by-item basis. This provision is established by applying historical loss trends to various segments of the portfolio according to external and internal credit ratings.

Gain on sale of finance assets

The Company sells certain of its asset-based finance assets to securitization vehicles.

Securitization transactions are accounted for as sales of finance assets. These sales are non-recourse to the Company except to the extent of the Company's retained interest in these securitization vehicles. These transactions result in the removal of the assets from the Company's consolidated balance sheets, the recording of assets received and a gain on sale when the significant risks and rewards of ownership are transferred to the purchaser. The assets received are generally cash and a retained interest in the cash flows of the receivables sold. Such retained interest (or securitization investments) is recorded at estimated fair value and may include cash collateral accounts, excess spread assets, and securities backed by the transferred assets.
Proceeds on sale are computed as the aggregate of the initial cash consideration and the present value of any additional sale proceeds, net of a provision for anticipated credit losses on the securitized assets and the amount of an arm's length servicing fee.

Income is earned on the securitization investments on an accrual basis. The carrying value of this asset is reduced, as required, based on changes in the Company's share of the estimated credit losses and the effects of changes in the payment rate on the securitized assets. The Company continues to manage the securitized assets and recognizes income equal to an arm's length servicing fee over the term of the securitized assets.

Certain finance assets are underwritten and sold to institutional investors for cash. These transactions generate syndication fees for the Company. The Company generally continues to service these assets on behalf of the investors for a fee. Fees received for syndicating finance assets are included in income when the related transaction is substantially complete provided the yield on any portion of the assets retained by the Company is at least equal to the average yield earned by the other participants involved.

Equipment under operating lease

Equipment under operating lease is generally depreciated over the estimated useful life of the asset. Depreciation is generally calculated on a straight-line basis over the term of the lease to the estimated unguaranteed residual value at the end of the lease term. Rental revenue is recognized on a straight-line basis over the related lease term.

Estimated unguaranteed residual values

Estimated unguaranteed residual values are established upon acquisition and leasing of the equipment based upon the estimated value of the equipment at the end of the lease term. Values are determined on the basis of studies prepared by the Company, historical experience and industry data.
Although it is reasonably possible that a change in the unguaranteed residual values could occur in the near term, the Company actively manages its residual values by communicating with lessees and vendors during the lease term to encourage lessees to extend their leases or upgrade and enhance their leased equipment. Residual values are continually reviewed and monitored by the Company. Declines in residual values for capital leases are recognized as an immediate charge to income. Declines in residual values for operating leases are recognized as adjustments to depreciation expense over the shorter of the useful life of the asset or the remaining term of the lease.

Deferred costs

Direct incremental costs of acquisition of finance assets and operating leases are deferred and amortized over the shorter of the term of the finance asset or operating lease and the expected period of future benefit. As finance assets are securitized, the unamortized portion of the acquisition costs related to the assets being securitized is expensed. Costs incurred during the pre-operating period of new business ventures are deferred and amortized over the expected period of future benefit.

Property and equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is provided on a straight-line basis at the following rates:

      Buildings                       20 years
      Furniture and fixtures          10 years
      Computers and office equipment   5 years

Goodwill

Goodwill is recorded at cost less accumulated amortization. The Company's amortization periods for goodwill range from 20 to 35 years. The valuation and amortization of goodwill is evaluated on an ongoing basis and, if considered permanently impaired, goodwill is written down. The determination as to whether there has been an impairment in value is made by comparing the carrying value of the goodwill to the projected undiscounted net revenue stream to be generated by the related activity.

Foreign currency translation

Prior to 1998, assets and liabilities denominated in foreign currencies of certain foreign operations were translated using the temporal method, whereby monetary assets and liabilities were converted into Canadian dollars at exchange rates in effect at the consolidated balance sheet dates. Gains and losses on finance assets and debt were deferred and amortized over the remaining lives of the related items on a straight-line basis. Non-monetary assets and liabilities were translated at historical rates. Revenue and expenses were translated at the exchange rate in effect on the date of the transaction.

As a consequence of the acquisition of AT&T Capital
Corporation ("AT&T Capital"), the Company's foreign operations function financially and operationally independent of the parent and therefore are considered, for the purposes of foreign currency translation, to be self-sustaining operations. As a result, the assets and liabilities of these operations are translated into Canadian dollars at rates in effect at the consolidated balance sheet dates. Revenue and expenses are translated at the average exchange rates prevailing during the year.
Unrealized foreign exchange currency translation gains and losses on these self-sustaining operations are included in share capital.

Income taxes

The Company accounts for income taxes using the liability method of income tax allocation.

Earnings per common share

Basic earnings per common share is computed based on the weighted average number of common shares outstanding during the year. Fully diluted earnings per common share has been computed based on the weighted average number of common shares outstanding after giving effect to the exercise of all outstanding dilutive options to acquire common shares and any other dilutive items.

Derivative financial instruments

The Company uses derivative financial instruments in conjunction with its interest rate and currency risk management strategies. Derivative financial instruments are used to hedge exposure to interest rate and foreign exchange rate risk arising during the normal course of business. Contract and notional amounts associated with derivative financial instruments are not recorded as assets or liabilities on the consolidated balance sheets.
The most frequently used derivative financial instruments are various types of interest rate swaps and foreign exchange contracts. Currency swaps and bond forwards are also used.

Swaps and forward contracts are accounted for on the accrual basis when cash flows of the derivatives are matched to a specific on balance sheet position. Net accrued interest receivable/payable and deferred losses/gains are recorded in accounts receivable, prepaids and others or accounts payable and accrued liabilities, as appropriate. Realized losses/gains on terminated contracts are deferred and amortized over the remaining life of any applicable corresponding position.

Foreign exchange contracts are used to hedge the Company's net investment in certain of its self sustaining operations. Gains and losses on these foreign exchange contracts are credited or charged to the cumulative translation adjustment account.

Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates. Significant areas in which estimates are used include residual values, income taxes, retained interests in securitized assets and related reserves, allowance for credit losses, valuation of finance assets held for sale, restructuring reserves and contingencies.


3. FINANCE ASSETS HELD FOR INVESTMENT

Finance assets held for investment consist of:
                                                  1998           1997
                                                    $              $
Leases                                           6,207,826      1,116,967
Estimated unguaranteed residual values             946,958         57,421
Unearned income                                 (2,094,662)      (190,020)
Net leases                                       5,060,122        984,368
Loans                                            7,661,725        888,694
Allowance for credit losses                       (285,104)       (38,563)
Securitization investments [Note 6]                929,243        351,069
Finance assets held for investment              13,365,986      2,185,568

As at December 31, 1998, the minimum annual payments are as follows:
                                                  Leases         Loans
                                                     $             $
1999                                             2,756,957     1,645,407
2000                                             1,498,115     1,206,589
2001                                               971,360       869,506
2002                                               536,220       779,485
2003                                               346,190       678,701
Thereafter                                          98,984     2,482,037
Total                                            6,207,826     7,661,725

Included in finance assets held for investment is US$6,394,845 [1997 -
US$693,758].

Substantially all of the finance assets held for investment bear interest at varying levels of fixed rates of interest.

The loans included in finance assets held for investment are collateralized.


4. EQUIPMENT UNDER OPERATING LEASE

Equipment under operating lease consists of:

                                                   1998          1997
                                                     $             $
Original equipment cost:
Information technology                           2,254,660        364,608
Telecommunications                                 825,038              0
Transportation                                     902,771              0
Manufacturing                                      541,365              0
Healthcare                                          47,260              0
General equipment and other                        449,474              0
                                                 5,020,568        364,608
Less:  accumulated depreciation                 (1,735,206)       (88,775)
Rental receivables, net                             88,089              0
Equipment under operating lease                  3,373,451        275,833

Minimum annual future rentals to be received on non-cancelable operating leases as at December 31, 1998, are as follows:
                                                                     $
1999                                                                967,088
2000                                                                693,188
2001                                                                344,681
2002                                                                129,523
2003                                                                 55,350
Thereafter                                                            3,140
                                                                  2,192,970

Included in equipment under operating lease is US$1,765,768 [1997 -
US$182,824].


5. ALLOWANCE FOR CREDIT LOSSES

An analysis of the Company's allowance for credit losses is as follows:

                                                               1998         1997
                                                                 $            $
Finance assets held for investment and equipment under
operating lease                                               16,739,437   2,461,401

Allowance for credit losses, beginning of year                    38,563      16,465
Provision for credit losses during the year                      149,217       2,598
Provision for credit losses from acquisition, net of sales       204,907      28,443
Write-offs, net of recoveries                                   (107,583)     (8,943)
Allowance for credit losses, end of year                         285,104      38,563

Allowance as a percentage of investment assets                      1.7%        1.6%

Investment assets in arrears (90 days and over)                  222,908      13,619

Arrears as a percentage of investment assets                        1.3%        0.6%

Assets in repossession, at estimated net realizable value        131,212       6,023

6. SECURITIZATIONS

The Company has securitization programs under which finance assets originated by the Company are sold to securitization vehicles. These sales are non-recourse to the Company except to the extent of the Company's retained interest in such securitization vehicles. The Company's responsibility is limited to that of servicer which includes the administration and collection of the receivables on behalf of the investors. Under these programs, the Company has securitized finance assets during the year as follows:

                                            1998         1997
                                              $            $
North American term vehicles               6,302,829    2,174,038
North American conduits                    3,965,089    1,838,268
Foreign conduits                             389,388            0
Total                                     10,657,306    4,012,306

The Company's term securitizations have senior-subordinate structures which are financed by the issuance of credit tranched securities. These securities have ratings ranging from triple A to single B and are sold to third party institutional investors.

The Company's conduit securitizations are also senior-subordinate structures and are financed by the issuance of commercial paper.

Securitization investments represent the Company's retained interest in the cash flows of the finance assets sold. Such retained interest includes cash collateral accounts, excess spread assets, securities backed by the transferred assets and servicing fees.

Net securitization income which is generally received in cash and the Company's investment in securitization investments are as follows:

                                                  1998           1997
                                                    $              $
Net securitization income (included
     in gain on sale of finance assets)           383,758        140,133

Securitization investments:

Cash collateral accounts                          387,431         22,839

Excess spread assets and securities backed by
     the transferred assets                       541,812        328,230
Total                                             929,243        351,069



7. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:


                                      1998                     1997
                                         Accumulated             Accumulated
                                 Cost    depreciation     Cost   depreciation
                                   $           $           $          $
Land and buildings               44,765      25,313     14,654       3,281
Furniture and fixtures           85,472      41,443     48,658      15,143
Computers and office equipment  160,222      82,911     56,552      17,300
Other                             6,068       1,161      4,182         926
                                296,527     150,828    124,046      36,650
Net book value                  145,699                 87,396


8. GOODWILL AND ACQUISITIONS
On January 12, 1998, the Company purchased all of the outstanding common shares of AT&T Capital for approximately US$1.7 billion (Cdn $2.4 billion), of which approximately US$1.15 billion (Cdn $1.6 billion) was paid in cash and the remaining US$550 million (Cdn $790 million) was satisfied through the issuance of approximately 17.6 million common shares of the Company. AT&T
Capital is a full-service, diversified equipment leasing and finance company that operates predominantly in the United States.

This acquisition has been accounted for as a purchase and accordingly the
Company's consolidated financial statements include the results of operations of the acquired business from the date of acquisition.  The net assets acquired are as follows:
                                                                   $
Net assets acquired at approximate fair values:
Cash                                                                12,346
Finance assets held for investment                               9,370,344
Equipment under operating lease                                  2,287,583
Accounts receivable, prepaids and other                            498,933
Future income tax receivable                                       319,252
                                                                12,488,458
Accounts payable and accrued liabilities                           876,647
Debt                                                            10,213,136
Preferred securities                                               286,560
Restructuring accrual                                              200,176
                                                                11,576,519
Net assets acquired                                                911,939
Consideration:
Cash                                                             1,645,029
Common shares                                                      789,997
Total consideration                                              2,435,026
Goodwill                                                         1,523,087

The Company's amortization period with respect to the acquisition of AT&T
Capital is 35 years. The goodwill amortization period was determined by the Company based upon AT&T Capital's superior market presence, relationships with leading manufacturers and the long-term expected future cash flows to be provided by its ongoing operations.

During 1997, the Company purchased Commcorp Financial Services Inc., the
Business Technology Finance division of Lloyds UDT and other finance operations in the United States. Each of these acquisitions has been accounted for as a purchase and the net assets acquired and the resulting goodwill is as follows:

                                                  Commcorp     BTF     Others      Total
1997 Acquisitions                                    $          $        $           $
Net assets acquired at approximate fair values:
Finance assets held for investment                 596,891    421,802  69,298   1,087,991
Investment in affiliated companies                  18,471          0   1,960      20,431
Accounts receivable, prepaids and other             32,368      9,854  16,618      58,840
Property and equipment                              14,143      2,195   4,678      21,016
                                                   661,873    433,851  92,554   1,188,278
Accounts payable and accrued liabilities           123,734     30,546  11,160     165,440
Debt                                               351,120          0  60,905     412,025
Future income tax liability                         68,911          0   1,605      70,516
                                                   543,765     30,546  73,670     647,981
Net assets acquired                                118,108    403,305  18,884     540,297
Consideration:
Cash                                                88,633    493,049  40,220     621,902
Common shares                                      277,295          0       0     277,295
Total consideration                                365,928    493,049  40,220     899,197
Goodwill                                           247,820     89,744  21,336     358,900

The Company's amortization period with respect to all acquisitions prior to the AT&T
Capital acquisition is 20 years.
                                                                  Goodwill amortization
                                                                            1998
                                                                              $
AT&T Capital acquisition                                                    41,795
1997 acquisitions                                                           19,585
Pre-1997 acquisitions                                                        4,640
Total                                                                       66,020

9. RESTRUCTURING CHARGES

In 1997, the Company recorded restructuring charges totaling $103,000, resulting in an after tax charge of $56,650. These charges were related to costs incurred to integrate Commcorp Financial Services Inc. and to rationalize certain of the Company's other businesses in Canada and the United
States. The charges comprise amounts for severance and office closings and to write-off certain redundant start-up and systems costs.

In connection with the acquisition of AT&T Capital, the Company has accrued the estimated costs of integrating the operations of AT&T Capital in order to reduce future costs. Integration costs include amounts for severances, head office closures and relocation, as well as the write-off of redundant application systems.

A breakdown of the restructuring accrual and the amounts utilized are as follows:

                                              1998           1997
                                                $              $
Balance, beginning of year                     77,262              0
Restructuring charges                               0        103,000
Acquired restructuring provision               53,750              0
Restructuring charges accrued on acquisition  146,426              0
Amounts utilized                             (214,745)       (25,738)
Balance, end of year                           62,693         77,262


10. DEBT

Debt consists of the following:

                                                                1998         1997
                                                                  $            $
Fixed Rate Debt
U.S. senior notes, bearing interest at rates varying from
6.84% to 8.26%, maturing in the years 2000 to 2005              781,474       292,291
Medium term notes, bearing interest at rates varying from
     4.40% to 9.34%, maturing in the years 1999 to 2007         901,760     1,118,433
U.S. medium term notes, bearing interest at rates varying
     from 5.53% to 8.25%, maturing in the years 1999 to 2028  9,508,769             0
7.625% debenture, maturing in June, 2001                        124,858       124,802
6.45% debenture, maturing in June, 2002                         149,830       149,782
Collateralized borrowings related to securitized
     assets, 5.50%, maturing in 2003                            190,707             0
Capital lease obligations, discounted at rates varying from
     5.70% to 13.50%, maturing in 2004                          401,369             0
Other fixed rate debt                                           525,099       270,227

Floating Rate Debt
Floating rate U.S. medium term notes, interest rate ranges
    from 5.52% to 6.29%, maturing in the years 1999 to 2000   2,095,797             0
Collateralized borrowings relating to securitized assets,
    based upon one month LIBOR plus 0.125%, maturing in 2001    101,931             0
Floating rate medium term notes, interest periodically reprices
based upon CDOR index, maturing in the year 2000                100,000             0
Commercial paper and other short-term borrowings              3,133,591       834,281
Total debt                                                   18,015,185     2,789,816

Interest expense on the debt outstanding during the year was $977,186 [1997 -
$145,252], of which $30,975 [1997 - $16,363] has been deducted from management and other fees and the balance of $946,211 [1997 - $128,889] deducted from net finance and rental income.


The Company renegotiated its various bank facilities in April 1998 to support the existing commercial paper programs and for general corporate purposes. The U.S. bank facility was increased to US$2.3 billion with US$1.535 billion having a term of 364 days and US$765 million having a term of five years. In addition, the Canadian bank facility was increased to $1.2 billion with a term of 364 days. The amount of unused Canadian and U.S. bank facilities are $0.3 billion [1997 - $750 million] and US$2.3 billion [1997 -
US$500 million], respectively. The Company is required to maintain interest coverage, debt, negative pledge and minimum consolidated tangible net worth covenants in connection with these bank facilities. The Company is in compliance with these and all other covenants as at December 31, 1998.

The weighted average interest on commercial paper outstanding at the end of the year is 6.11% for the Canadian commercial paper program [1997 - 5.96%],
6.39% for the U.S. commercial paper program and 5.05% [1997 - nil] for the Australian program.

Included in debt is US$9,794,691 [1997 -
US$1,388,211] repayable in U.S. dollars, of which US$8,671,451 [1997 - US$1,323,211] was used to fund leases and loans which are repayable in U.S.
dollars. The remainder of this debt was used to fund non U.S. dollar denominated assets, with derivative financial instruments used to match fund these assets.

During May 1998, the Securities and Exchange
Commission declared effective an AT&T Capital debt statement of US$5 billion. As at December 31, 1998, US$1.2 billion was still outstanding.

In connection with the purchase of AT&T Capital, the Company unconditionally guarantees the debt and liquidity facilities of AT&T Capital as to payment of principal and interest, when and as this debt shall become due and payable, whether at maturity or otherwise. Also, AT&T Capital entered into an agreement whereby it guarantees certain ndebtedness and liquidity facilities of the Company.


As at December 31, 1998, scheduled repayments of principal are as follows:

                      Short-term         Term
                      Borrowings<fn1>    Borrowings<fn2>      Total
                          $                  $                  $
1999                   3,840,503          4,895,381          8,735,884
2000                           0          3,328,257          3,328,257
2001                           0          1,889,784          1,889,784
2002                           0            485,496            485,496
2003                           0            775,859            775,859
Thereafter                     0          2,799,905          2,799,905
Total                  3,840,503         14,174,682         18,015,185

<fn1>	Includes commercial paper, bank facilities and other short-term borrowings.
</fn1>
<fn2> Includes senior notes, medium term notes and all debentures which were originally issued for a term of one year or greater.
</fn2>


11. SHARE CAPITAL

Authorized -

The Company's authorized share capital consists of the following:

[i]	Unlimited common shares with voting rights;
[ii]	Unlimited special shares without voting rights convertible into common shares on a share-for-share basis; and
[iii]	Unlimited Class A preference shares issuable in series.

Outstanding -

The following is a summary of the changes in share capital during the year:

                                            1998                  1997
                                        #           $          #            $
Subscription rights
Outstanding, beginning of year     38,500,000    1,758,493           0          0
Exchange for common shares        (38,500,000)  (1,758,493)          0          0
Proceeds of rights issue, net               0            0  38,500,000  1,758,493
Outstanding, end of year                    0            0  38,500,000  1,758,493
Common shares
Outstanding, beginning of year     83,070,958    1,176,909  60,182,688    415,160
Proceeds of share issue, net                0            0  13,910,000    481,030
Shares issued for subscription
  Rights                           38,500,000    1,725,864           0          0
Shares issued for warrants          8,668,446      572,605           0          0
Issued on acquisition [Note 8]     17,633,857      789,997   8,214,843    277,295
Stock options exercised               417,492        3,340     743,172      2,839
Others                                 21,881        1,396      20,255        585
Outstanding, end of year          148,312,634    4,270,111  83,070,958  1,176,909

Total                             148,312,634    4,270,111 121,570,958  2,935,402
Unrealized foreign
  currency translation adjustment           0       64,612           0          0
Total share capital               148,312,634    4,334,723 121,570,958  2,935,402

Subdivision of Common Shares

Effective April 14, 1997, the Company subdivided on a two-for-one basis all of the Company's issued and outstanding common shares and all of the Company's common shares reserved for issuance.

Public Offerings

On March 11, 1997, the Company completed a public offering of 2,475,000 (4,950,000 post split) common shares at $51.00 per share for gross proceeds of $126,225. Expenses of this issue, net of deferred income tax recoveries of $2,508, amounted to $3,066.

On August 29, 1997, the Company completed a public offering of 7,260,000 common shares at $38.50 per share for gross proceeds of $279,510. Expenses of this issue, net of deferred income tax recoveries of $5,571, amounted to $6,809.

On December 3, 1997, the Company completed a public offering of 38,500,000 subscription rights at $46.00 per right for gross proceeds of $1.77 billion. The proceeds were held in escrow pending the acquisition of AT&T Capital. Expenses of this issue, net of deferred income tax recoveries of $36,929, amounted to $45,136.

On January 12, 1998, the subscription rights were exchanged for 38,500,000 common shares at $46.00 per share.

On June 4, 1998, all of the special warrants outstanding were exercised without additional payment.

Treasury Issue

On September 24, 1997, the Company completed a private placement of 1,700,000 common shares at $50.10 per share for proceeds of $85,170.

On January 12, 1998, the Company completed a private placement of 17,633,857 common shares at US$31.19 per share for proceeds of US$550,000.

On May 20, 1998, the Company completed a private placement of 8,668,446 special warrants at US$46.14 per warrant. Each special warrant entitled the holder thereof to acquire one common share of the Company.

12. EMPLOYEE STOCK OPTION PLAN

During the year, amendments to the Company's Stock
Option Plan were approved by the shareholders at the Annual General Meeting. Under the amended
Plan, the Company may issue 9,046,878 common shares to employees and directors of the Company at the discretion of the Board of Directors. The number of shares which may be issued under options to any individual employee or director shall not exceed in the aggregate 5% of the total of the outstanding shares. During the year, the Company issued
2,860,100 options. The exercise price of each option equals the closing market price of the Company's shares on the day preceding the grant of the option. If there is no trading on the date preceding the date of grant, then a weighted average trading price for the five days prior to the date of grant is used. Upon granting of an option, the Company designates both vesting and expiry dates of the options, of which the maximum term is ten years. The vesting period is determined by the Company upon granting of the options.

As at December 31, 1998, the following common share options were outstanding:

                        Number of Shares     Per Share
                                                 $            Expiry Date
Options granted to:

Directors                    30,000             7.25        February 23, 2001
                             22,000            14.40        February 23, 2001
                             12,000            24.25        February 6, 2007
                             20,000            24.25        May 2, 2007
                             18,000            26.00        May 2, 2007

Employees                   415,510            12.00        January 29, 2001
                            328,875            24.25        February 6, 2007
                          2,054,998            26.00        May 2, 2007
                             50,000            49.50        August 16, 2004
                             16,000            49.50        September 16, 2007
                             21,350            47.20        October 30, 2007
                            640,400            49.05        January 8, 2008
                            863,050            56.80        February 4, 2008
                             18,000            68.50        April 29, 2008
                          1,300,000            31.75        October 6, 2008
Total                     5,810,183



Of the above, stock options for 467,510 common shares are exercisable as at December 31, 1998. The remaining stock options for 5,342,673 common shares are exercisable as follows:

                 Exercisable Date        Number of Shares
                       1999                 634,807
                       2000               1,335,670
                       2001               1,335,670
                       2002               1,335,665
                       2003                 700,861
Total                                     5,342,673



13. INCOME TAXES

(a) The Company's provision for income taxes is lower than the statutory rate prevailing in Canada due to lower income tax rates on income earned from operations outside Canada and the dividend deduction available as foreign earnings are repatriated.

The following table reconciles tax expense calculated at the statutory rate with the actual income tax expense:
                                                   1998           1997
                                                     $              $
Income before income taxes                         472,093        16,074
Statutory rate of income taxes                         45%           45%

Income taxes at the statutory rate                 212,442         7,233
Effect on income taxes of:
      Deductible dividends                          (4,264)      (11,705)
      Foreign losses, no tax benefit booked          3,538             0
      Foreign tax rate differential                (63,782)      (18,679)
      Goodwill amortization                         25,767         2,614
      Large corporations tax                         4,568         2,164
Other                                                 (543)       (1,974)
Provision for (recovery of) income taxes           177,726       (20,347)

Allocation of provision (recovery):
      Current                                       76,175         3,169
      Future                                       101,551       (23,516)
Provision for (recovery of) income taxes           177,726       (20,347)


(b)	The tax effect of temporary differences that give rise to significant portions of the future income tax asset and liability are presented below:

                                                 1998           1997
                                                  $               $
Future income tax asset:
     Net operating loss carryforward            201,779         110,172
     Goodwill                                   218,290               0
     Alternative minimum tax                     20,147               0
     Other                                       14,548          68,938
Gross future income tax asset                   454,764         179,110
Less: Valuation allowance                        (5,807)              0
Gross future income tax asset net of
  valuation allowance                           448,957         179,110
Future income tax liability:
     Differences in tax and accounting
     basis of finance assets                    (76,853)       (118,819)
     Securitization related                    (122,925)        (58,806)
     Other                                      (21,887)        (29,224)
Gross future income tax liability              (221,665)       (206,849)
Total future income tax asset (liability)       227,292         (27,739)
By region:
     Canada                                     (12,309)          3,981
     United States                              242,195         (31,720)
     Other foreign countries                     (2,594)              0
Total future income tax asset (liability)       227,292         (27,739)

The Company has $459,080 of non-capital losses available for tax purposes to offset future taxable income arising from the reversal of deferred income tax liabilities. These non-capital tax losses arise principally from timing differences relating to depreciation and restructuring charges as well as certain other permanent differences. Non-capital losses pertaining to the Canadian operations of $360,975 will expire at various dates by the year 2005.
Net operating losses pertaining to the U.S. operations of $98,105 will expire at various dates by the year 2013.



(c) 	The income (loss) before income taxes and provision for (recovery of)
]income taxes are as follows:

                                                 1998           1997
                                                   $              $
Income (loss) before income taxes:
     Canada                                     121,026         (47,023)
     United States                              266,269          37,057
     Other foreign countries                     84,798          26,040
                                                472,093          16,074
Provision for current income taxes:
     Canada                                       4,774           1,338
     United States                               60,830             758
     Other foreign countries                     10,571           1,073
                                                 76,175           3,169
Provision for (recovery of) future income taxes:
     Canada                                      45,367         (38,605)
     United States                               51,468          13,694
     Other foreign countries                      4,716           1,395
                                                101,551         (23,516)
Total provision for (recovery of) income taxes:
     Current                                     76,175           3,169
     Future                                     101,551         (23,516)
                                                177,726         (20,347)
Net income (loss):
     Canada                                      70,885          (9,756)
     United States                              153,971          22,605
     Other foreign countries                     69,511          23,572
                                                294,367          36,421



14. FINANCE ASSETS UNDER MANAGEMENT

Included in finance assets under management are finance assets which have been securitized or syndicated by the Company and are not reflected on the consolidated balance sheets.

Securitized finance assets are described in Notes 2 and 6. Syndicated finance assets are assets which have been sold to investors without recourse or credit enhancement.

Finance assets under management are as follows:

                                                         1998          1997
                                                           $             $
Securitized finance assets                             13,969,670    5,626,856
Syndicated finance assets                               2,167,050    1,386,706
Syndicated finance assets of affiliated companies         646,073      616,052
Total                                                  16,782,793    7,629,614



15. SEGMENT REPORTING

The Company operates in the following two segments of the finance market:
commercial finance (Newcourt Financial) and corporate finance (Newcourt
Capital). Newcourt Financial provides asset-based sales and inventory financing in the commercial finance market. Newcourt Capital provides structured financing on capital assets and related advisory services to corporate and institutional borrowers. The Company does not allocate to the segments operating and administrative costs associated with managing the capital structure and loan origination activities of the Newcourt Financial and Newcourt Capital segments.

                                          Newcourt      Newcourt
                                          Financial     Capital        Total
                                              $            $             $
1998
Net finance and rental income               724,941       90,846       815,787
Gain on sale of finance assets              383,758       68,361       452,119
Management and other fees                   208,621       22,064       230,685
Total asset finance income                1,317,320      181,271     1,498,591
Goodwill amortization and
 depreciation expense                         8,281        1,888        10,169
Segment income                              716,288      147,646       863,934
Finance assets held for investment       12,163,172    1,202,814    13,365,986
Equipment under operating lease           3,373,451            0     3,373,451

1997
Net finance and rental income                70,193       14,156        84,349
Gain on sale of finance assets              140,133       48,704       188,837
Management and other fees                    36,252        8,997        45,249
Total asset finance income                  246,578       71,857       318,435
Goodwill amortization and
  depreciation expense                        9,587          226         9,813
Segment income                              121,588       61,999       183,587
Finance assets held for investment        1,784,337      401,231     2,185,568
Equipment under operating lease             275,833            0       275,833


A reconciliation of the totals reported for the operating segments to the applicable line items in the consolidated financial statements is as follows:

                                             1998          1997
                                               $             $
Total segment income                         863,934       183,587
Less unallocated amounts:
   Corporate and administrative expenses     391,841       167,513
Operating income before taxes                472,093        16,074

The following provides additional information of the Company's operations by geographic region.

                                       United                  Other
                                       States      Canada      Countries      Total
                                         $            $            $            $
1998
Net finance and rental income         606,607       53,484       155,696     815,787
Gain on sale of finance assets        319,805      128,300         4,014     452,119
Management and other fees             160,798       37,590        32,297     230,685
Total asset finance income          1,087,210      219,374       192,007   1,498,591
Finance assets held for investment  9,227,220    1,569,936     2,568,830  13,365,986
Equipment under operating lease     2,733,763      208,443       431,245   3,373,451

1997
Net finance and rental income          27,468       43,794        13,087      84,349
Gain on sale of finance assets         87,302       86,326        15,209     188,837
Management and other fees              20,926       14,771         9,552      45,249
Total asset finance income            135,696      144,891        37,848     318,435
Finance assets held for investment    586,502      978,755       620,311   2,185,568
Equipment under operating lease       262,184       13,649             0     275,833



16. LEASE COMMITMENTS

Future minimum annual payments on a cash basis under leases for premises over the next five years and thereafter are as follows:
                                                                   $
1999                                                             44,859
2000                                                             34,074
2001                                                             23,395
2002                                                             19,131
2003                                                              8,061
Thereafter                                                       51,534
Total                                                           181,054

Rent expense amounted to $54,564 in 1998 [1997 - $9,632].


17. DERIVATIVE FINANCIAL INSTRUMENTS

In the normal course of business, the Company enters into derivative contracts and other hedging transactions to manage asset/liability exposures, specifically exposures to market interest rate and foreign currency risk.
Market risk represents the potential for changes in the value of assets and liabilities due to fluctuations in interest and foreign exchange rates.

The notional principal amounts of the Company's derivatives and the current credit exposure are as follows:

                                                                                  Current
                                                                                   credit
            Notional principal amounts maturing <fn1>                            exposure
                                                                                    <fn2>
                                                                     Total
                             Under          1 to 5      Over         Dec 31,      Dec 31,
                             1 year         years       5 years       1998         1998
                               $              $           $            $            $
As at December 31, 1998
Interest rate contracts
Forwards                    426,541              0            0      426,541          603
Swaps                     3,013,225      2,893,659    1,180,198    7,087,082       39,257
                          3,439,766      2,893,659    1,180,198    7,513,623       39,860
Foreign exchange contracts
Forwards                    747,316        702,249        2,810    1,452,375       83,964
Swaps                       948,218          1,844      185,018    1,135,080       24,244
                          1,695,534        704,093      187,828    2,587,455      108,208
Total derivatives         5,135,300      3,597,752    1,368,026   10,101,078      148,068

<fn1>  Notional principal amounts are the contract amounts used in determining payments.
</fn1>
<fn2>  Credit risk exposure represents the amount owed to the Company under such contracts.  All counterparties are investment grade financial institutions.

In addition, the fair market value of derivative financial instruments is a net payable of approximately $234 million [1997 - $56 million].
</fn2>


                                                                                  Current
                                                                                   credit
            Notional principal amounts maturing <fn1>                            exposure
                                                                                    <fn2>
                                                                     Total
                             Under          1 to 5      Over         Dec 31,      Dec 31,
                             1 year         years       5 years       1997         1997
                               $              $           $            $            $
As at December 31, 1997
Interest rate contracts
Forwards                    986,062              0            0      986,062            0
Swaps                       235,717        762,284      247,574    1,245,575       11,327
                          1,221,779        762,284      247,574    2,231,637       11,327
Foreign exchange contracts
Forwards                  1,811,703              0            0    1,811,703            0
Swaps                       637,469        620,897       76,970    1,335,336        3,458
                          2,449,172        620,897       76,970    3,147,039        3,458
Total derivatives         3,670,951      1,383,181      324,544    5,378,676       14,785

<fn1>  Notional principal amounts are the contract amounts used in determining payments.
</fn1>
<fn2>  Credit risk exposure represents the amount owed to the Company under such contracts.  All counterparties are investment grade financial institutions.

In addition, the fair market value of derivative financial instruments is a net payable of approximately $234 million [1997 - $56 million].
</fn2>


18. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of assets and liabilities at December 31 is as follows:

                                        1998                         1997
                                         $                             $
                                 Carrying     Estimated      Carrying     Estimated
                                   Value      Fair Value       Value      Fair Value
Assets
Finance assets held for investment 13,365,986   13,626,101    2,185,568    2,189,143
Finance assets held for sale        2,394,488    2,394,488    1,091,398    1,091,398
Investment in affiliated companies    302,437      299,716      173,918      174,918

Liabilities
Debt                               18,015,185   18,199,342    2,789,816    2,799,179

The aggregate of the estimated fair value amounts presented does not represent management's estimate of the underlying value of the Company. Moreover, fair values disclosed represent estimates of value made at a specific point in time and may not be reflective of future fair values.

The estimated fair value of investment in finance assets is estimated by discounting the expected future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

The estimated fair value of the debt reflects changes in general interest rates which have occurred since the debt was originated. For fixed rate debt, estimated fair value is determined by discounting the expected future cash flows related to this debt at market interest rates for debt with similar credit risks.

19. SENSITIVITY TO INTEREST AND CURRENCY EXCHANGE
RATES

The Company monitors its asset/liability position using techniques including market value, sensitivity analysis and a value at risk model.
Value at risk measures the effect of interest rate movements upon the market value of equity. The value at risk tests discussed below for exposure to interest rate and currency rate exposures are based on a variance/co-variance model using a three-month horizon and a 95% confidence level. The model assumes that financial returns are normally distributed. The value at risk model takes into account correlations and diversification across market factors, including currencies and interest rates. Estimates of volatility and correlations of market factors are drawn from the RiskMetrics dataset as of December 31, 1998. RiskMetrics is a leading portfolio modeling system for evaluating risk. RiskMetrics uses market risk estimation methodology that was developed with market risk experience, accompanied by volatility and correlation datasets covering the major financial markets.

Based on the Company's overall interest rate exposure at December 31, 1998, including derivatives and other interest rate sensitive instruments, a near-term change in interest rates, within a 95% confidence level based on historical interest rate movements, would not materially affect on a fair values basis, the consolidated financial position, results of operations or cash flows of the Company.

Based on the Company's overall currency rate exposure at December 31, 1998, including derivatives and other foreign currency sensitive instruments, a near-term change in currency rates, within a 95% confidence level based on historical currency rate movements, would not materially affect on a fair value basis the consolidated financial position, results of operations or cash flows of the Company.

There were no past due amounts or reserves for credit losses at December 31, 1998, related to derivative transactions.


20. CONSOLIDATED STATEMENTS OF CASH FLOWS AND OTHER REPORTING DETAILS

                                                   1998          1997
                                                     $             $
Decrease (increase) in accounts receivable,
  Prepaids and other                              195,346       (101,297)
Decrease in accounts payable and accrued
  Liabilities                                    (366,989)       (29,035)
Total
                                                 (171,643)      (130,332)
Cash interest paid                                845,629        147,038
Cash taxes paid                                    58,967          6,671


21.	 RECONCILIATION TO UNITED STATES ACCOUNTING
PRINCIPLES

(a)	These consolidated financial statements have
been prepared in accordance with Canadian GAAP which conform in all material respects with U.S.
GAAP, except as noted below:

[i] Under Canadian GAAP, the Company records its retained interest in its securitization transactions at fair value at the time of sale.
Under U.S. GAAP, retained interests are recorded initially at the Company's carrying value. Certain of the Company's retained interests are considered available for sale securities and accordingly are marked to market with the change in market value being recorded as a component of comprehensive income. In addition, certain securitization transactions are recorded as gains under U.S. GAAP when the assets are legally isolated, whereas under Canadian GAAP such gains are recorded upon the transfer of risks and rewards of ownership, and substantial completion of the transaction.

[ii] For Canadian GAAP purposes, certain costs relating to the restructuring of AT&T Capital's operations are netted against the restructuring accrual. For U.S. GAAP purposes, such amounts are expensed in income immediately. During 1997, the restructuring charge was reduced for costs that would have been accrued as an adjustment to the liabilities assumed through the purchase of Commcorp Financial Services Inc. and the rationalization of certain of the Company's businesses in Canada and the United States under U.S. GAAP, rather than expensed as permitted by Canadian GAAP. Certain of these expenses were recorded for U.S. GAAP purposes as incurred in 1998.

[iii] For Canadian GAAP purposes, amounts paid to employees to retire issued stock options without issuing common stock are recorded as capital transactions. For U.S. GAAP purposes, such amounts paid are recorded as compensation expense.

[iv] Prior to 1998, the Company used the temporal method in translating assets and liabilities denominated in foreign currencies whereby unrealized translation gains and losses on long-term monetary items were deferred and amortized.
For U.S. GAAP purposes, deferred unrealized translation gains and losses were recorded in income. As a consequence of the AT&T Capital acquisition in 1998, the Company's foreign operations are now considered self-sustaining and the current rate translation method is used whereby unrealized translation gains and losses are included in shareholders' equity in accordance with Canadian and U.S. GAAP.


The following table presents the amounts that would have been reported for U.S. GAAP purposes in 1998 and 1997:

                                                 1998           1997
                                                   $              $
Net income for the year - Canadian GAAP          294,367        36,421
Adjustments:

Securitization transactions (net of
   income taxes of $10,462 [1997 - $4,364])      (14,623)        5,486

Restructuring charge (net of income
  taxes of $28,890 [1997 - 15,600])              (38,017)       19,067

Options retired                                        0        (1,100)

Foreign exchange losses (net of  income
  taxes of nil [1997 - $6,180])                        0        (7,553)

Other (net of income taxes of $2,413
    [1997 - nil] )                                (7,378)            0
Net income for the year - U.S. GAAP              234,349        52,321

Other comprehensive income:
Unrealized gain on available for sale securities
  (net of income taxes of $7,660 [1997- nil] )    11,455             0
Unrealized foreign currency translation
   adjustment (net of income taxes of
   $29,075 [1997 - nil] )                         35,537             0
Comprehensive income - U.S. GAAP                 281,341        52,321
Retained earnings, beginning of year             128,283        85,966
Dividends paid on common shares                  (26,001)      (10,004)
Premium on redemption of preferred securities    (44,343)            0
Retained earnings, end of year                   339,280       128,283
Share capital                                  4,334,723     2,935,402
Shareholders' equity                           4,674,003     3,063,685

The following sets forth the computation of basic and diluted earnings per share :

                                                   1998            1997
                                                     $              $
Numerator
Net income for the year - U.S. GAAP                234,349         52,321
Less: Premium on redemption of
  preferred securities                             (44,343)             0
Income available for the common shareholders
    - U.S. GAAP                                    190,006         52,321

Denominator
Denominator for basic earnings per common share:
Weighted average number of shares              142,741,776     70,219,175

Effect of dilutive securities:
Employee stock options                           2,117,291      1,171,555

Denominator for diluted earnings
  per common share:
Adjusted weighted average number of common
  shares and assumed conversions               144,859,067     71,390,730

Basic earnings per common share                      $1.33          $0.75
Diluted earnings per common share                    $1.31          $0.73


(b) The Company accounts for its Stock Option Plan in accordance with Canadian GAAP on a basis consistent with Accounting Principles Board Opinion
No. 25, "Accounting for Stock Issued to Employees" and related Interpretations. Accordingly, no compensation expense has been recognized for its stock option plan under Canadian GAAP. Under
Canadian GAAP, amounts paid to employees to retire issued stock options without issuing common shares are recorded as capital transactions. Under APB
No. 25, such amounts paid are recorded as compensation expense. FASB Statement No. 123 provides for an alternative method of accounting for the plan for U.S. GAAP purposes. Had compensation cost for the Company's plan been determined based on the fair value at the grant dates consistent with the method of FASB Statement
No. 123, the Company's net income and earnings per share would have been reduced to the pro-forma amounts indicated below:


                                                   1998          1997
                                                     $             $
Pro-forma net income available to
  common shareholders per U.S. GAAP               189,541        51,917
Pro-forma earnings per common share:
  - Basic earnings per common share                 $1.33         $0.74
  - Fully diluted earnings per common share         $1.30         $0.74



The fair value of each option granted is estimated on the grant date using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1998: dividend yield of 0.35% [1997 - 0.58%], expected volatility of 40% [1997 - 30%], risk free interest rate of 5.0%, [1997 - 6.3%] and expected lives of eight years [1997 - eight years].

                                          1998                    1997
                                                Weighted                  Weighted
                                                Average                   Average
                                                Exercise                  Exercise
                                  Shares        Price        Shares       Price
                                    #             $             #           $
Outstanding, beginning of year   3,441,100       21.96       1,687,726      8.63
Granted                          2,860,100       43.74       2,557,298      26.00
Exercised                         (417,492)       8.55        (802,640)      6.83
Forfeited                          (73,525)      43.74          (1,284)     23.02
Outstanding, end of year         5,810,183       33.63       3,441,100      21.96
Options exercisable at year end    467,510                     698,413
Weighted average fair value of
  options granted during the year   $22.10                      $12.02



(c) Impending Accounting Changes: In June 1998, the Financial Accounting Standards Board issued
Statement No. 133, "Accounting for Derivative
Instruments and Hedging Activities", which is required to be adopted in years beginning after June 15, 1999. The Statement permits early adoption as of the beginning of any fiscal quarter after its issuance. The Company expects to adopt the new Statement effective January 1, 2000. The
Statement will require the Company to recognize all derivatives on the balance sheet at fair value.
Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company has not yet determined what the effect of Statement
133 will be on the earnings and financial position of the Company.

In April 1998, the American Institute of Certified
Public Accountants issued Statement of Position 98-
5 "Reporting on the Costs of Start-Up Activities".
This Statement of Position is required to be adopted in years beginning after December 15, 1998.
The Company expects to adopt the new Statement effective January 1, 1999. This new Statement of
Position requires costs of start-up activities to be expensed as incurred. Upon adoption, the Company is expected to record a pre-tax charge of approximately $23 million to income as a cumulative effect related to this change in accounting principle.

22. SUMMARIZED FINANCIAL INFORMATION OF AT&T CAPITAL CORPORATION

The table below shows summarized consolidated financial information for AT&T
Capital, an indirect wholly-owned subsidiary of the Company. The Company has guaranteed ("Guarantee") on a full and unconditional basis the existing registered debt securities and certain other indebtedness of AT&T Capital.
The Company has not disclosed financial statements or other information regarding AT&T Capital on a stand-alone basis since management does not believe that it is material to debt holders due to the Guarantee.

The following summarized consolidated financial information for AT&T Capital has been prepared in accordance with accounting principles generally accepted in Canada.
                                                                 Year ended
                                                          December 31, 1998
                                                                          $
Total asset finance income                                          862,722
Operating expenses                                                  611,714
Operating income before taxes                                       251,008
Net income for the period                                           144,802
                                                          December 31, 1998
                                                                          $
ASSETS
Cash                                                              1,569,780
Finance assets held for investment                                7,387,186
Equipment under operating lease                                   2,429,581
Finance assets held for sale                                        274,793
Receivables from affiliates and other assets                      5,084,846
Total Assets                                                     16,746,186
LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities
Debt                                                              14,404,220
Accrued liabilities                                                  903,495
Total Liabilities                                                 15,307,715
Total Shareholder's Equity                                         1,438,471
Total Liabilities and Shareholder's Equity                        16,746,186

Included in total asset finance income is $99.7 million of interest income related to intercompany receivables due from certain subsidiaries of the Company.

Included in receivables from affiliates and other assets is $4.4 billion of intercompany receivables due from certain subsidiaries of the Company.

The purchase price the Company paid for AT&T
Capital has not been "pushed down" to AT&T
Capital's stand-alone financial statements.

23. YEAR 2000 ISSUE

The Year 2000 Issue arises because many
computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the Year 2000 as 1900 or some other date, resulting in errors when information using
Year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000 and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

24. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 1998 consolidated financial statements.